

News Release
B2Gold Corp. Announces Positive Results from the
Expansion Study at El Limon Mine in Nicaragua and that a Renewed Collective Agreement has been Signed with El Limon Labour Unions

Vancouver, October 22, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("B2Gold" or the "Company") is pleased to announce positive results of an expansion study for El Limon Mine located in Nicaragua and that the Company has signed a renewed two-year Collective Agreement with the labour unions.

The expansion study was conducted to evaluate the life-of-mine ("LoM") options for combining the remaining underground Inferred Mineral Resources with the new El Limon Central zone open-pit Inferred Mineral Resource. The results of this study recommend the expansion of the existing plant from 485,000 tonnes per annum ("tpa") to 600,000 tpa and addition of a third stage of milling to achieve a fine grind. The result would be a much longer mine life with significantly higher gold production and lower cash operating costs *(see non-IFRS Measures)* and all-in sustaining costs ("AISC") *(see non-IFRS Measures)*. The third stage of milling also allows for the reprocessing of old tailings at the end of the mine life. All dollar figures are in United States dollars unless otherwise indicated.

Highlights of El Limon Expansion Study Results

- Projected annual processing rate increase to 600,000 tpa
- LoM is estimated to be extended over 10 years, based on Inferred Mineral Resources from open pit and underground sources with an additional 11+ years by processing historic mine tailings
- Estimated significant increase in average annual gold production to approximately 75,000 ounces per year during approximately 10 years of mining. In addition, production would average over 18,000 ounces of gold per year for 11+ years when subsequently processing tailings from historic high-grade mining
- Projected total gold production over 10 years of mining approximately 750,000 ounces of gold
- Projected total gold production of approximately 985,000 ounces of gold over 21+ years
- Lower estimated average direct cash operating costs per ounce below $600 and reduced projected AISC of approximately $900 per ounce of gold (excluding expansion capital costs)
- Estimated expansion capital cost of approximately $35 million over a period of approximately 16 months for plant upgrades and expansion
- Forecast LoM after-tax net cash flow of over $235 million at a gold price of $1,300 per ounce
- Forecast after-tax net present value of over $135 million at a 5.0% discount rate and gold price of $1,300 per ounce, generating an after-tax internal rate of return of approximately 28%

- Ongoing drilling continues to extend El Limon Central zone to the north. Mineralization remains open to the north and at depth

Project Size Trade-off Studies

El Limon expansion study was evaluated at throughput rates ranging from 500,000 tpa to 1,100,000 tpa. Metallurgical test results indicate that the existing plant could be expanded to a production level of 600,000 tpa by upgrading the crushing system, adding a pebble crusher, adding a new thickener, and upgrading the cyclones and leach circuit. Expansion to 1,100,000 tpa would require an upgrade of the existing plant as well as the construction of a new 500,000 tpa plant.

Metallurgical testing was also completed to evaluate the optimum grind size for both El Limon Central ore and the Santa Pancha underground ore sources. Results indicate that there would be a significant improvement in recovery for El Limon Central pit ore and also an improvement for the Santa Pancha recoveries at finer grind sizes (80% passing 30 microns). The finer grind would be achieved by adding a third stage of grinding to the milling circuit. The fine grind capability would also allow for the retreatment of old tailings at the end of the mine life with only minor plant modifications. High-level production scenarios, capital cost estimates and operating cost estimates were developed for various cases ranging from 500,000 tpa to 1,100,000 tpa with both coarse and fine grinding.

According to the study, the 600,000 tpa fine grind case with the processing of old tailings ("600FwT") would result in the best current project economics. The significant additional capital costs associated with building a second new plant for the 1 million + tpa cases are not justifiable based on the existing Inferred Mineral Resource. However, these cases may become viable as future further expansion opportunities if the Mineral Resource is expanded by further positive drilling results. El Limon Central zone mineralization continues to be extended to the north by drilling, and remains open to the north and at depth.

The 600FwT expansion would consist of upgrading the crushing system, installing a pebble crusher in the SAG mill circuit, adding a third stage of grinding, replacing the pre-leach thickener, adding power generating capacity and making improvements to the gold recovery circuits. The initial capital cost estimates for these improvements would be approximately $35 million. It has been assumed that open-pit mining will be done by contract mining using established contactors. The study assumes the processing of old tailings will begin after the underground and open-pit resources have been depleted.

Basis of the Study

In February 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at the newly-discovered El Limon Central zone at El Limon property in Nicaragua of 5,130,000 tonnes at a grade of 4.92 grams per tonne ("g/t") of gold containing 812,000 ounces of gold *(see news release dated 02/23/2018)*. This resource has provided the open-pit resources for the expansion study. Total Inferred Mineral Resources from underground and open-pit sources included in this study consist of approximately 6.0 million tonnes at a grade of 4.3 g/t, containing approximately 829,000 ounces. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

A consistent mix of underground and open-pit ore feeding the plant has always provided the optimum operating conditions for El Limon Mine, and the new Mineral Resources at El Limon Central zone will

provide long term, open-pit feed to blend with the underground ore. Approximately 60% of the plant feed is planned to come from open pits which have an overall strip ratio in the range of 16 tonnes of waste to 1 tonne of mill feed. At the end of the mine life, plant feed is expected to come from the old tailings at a rate of 600,000 tpa.

Processing of historic tailings is based on an Indicated Mineral Resource estimate containing 7.3 million tonnes of historic tailings at average grades of 1.12 g/t gold and 4.17 g/t silver, containing approximately 263,000 ounces of gold and 982,000 ounces of silver. Of that resource, approximately 6.9 million tonnes was included in the study at gold and silver grades of 1.15 g/t and 4.11 g/t, respectively, containing approximately 255,000 ounces of gold and 916,000 ounces of silver. Annual production rates during the processing of the tailings from historic high-grade mining are estimated to average over 18,000 ounces of gold and 64,000 ounces of silver. Cash operating costs per ounce and AISC per ounce for the processing of the old tailings are forecast to be slightly lower compared to processing the open pit and underground ore resources.

Upside Potential

Positive drilling results continue to expand El Limon Central zone to the north, indicating the potential to expand the Mineral Resources. The zone is also open to depth, indicating the potential to produce ore from underground in El Limon Central area once open-pit mining is completed.

B2Gold's technical team is currently updating El Limon Inferred Mineral Resource to include recent additional drilling results and conducting mine optimization studies with a view to potentially improve the positive economics for El Limon expansion. These studies are expected to be completed in the first quarter of 2019.

Renewed Collective Agreement with El Limon Mine Union Workers

Today, representatives of B2Gold Management and the Labour Unions at El Limon Mine renewed the existing Collective Agreement for two years. The renewal ensures the continuance of stable labour relations and coincides with the positive news regarding the long-term prospects of El Limon Mine.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines, and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

With the first full year of production from the large, new Fekola Mine, B2Gold is achieving transformational growth in 2018. Consolidated gold production is forecast to be between 920,000 and 960,000 ounces, representing an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 versus 2017. Based on current assumptions, in 2018, consolidated cash operating costs are projected to be between $505 and $550 per ounce, and consolidated AISC are projected to be between $780 and $830 per ounce.

Qualified Persons

Tom Garagan, Senior Vice President of Exploration at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

Dale Craig, Vice President of Operations at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters contained in this news release.

ON BEHALF OF B2GOLD CORP.
"**Clive T. Johnson**"
President & Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean   Katie Bromley
Vice President, Investor Relations   Manager, Investor Relations & Public Relations
604-681-8371   604-681-8371
imaclean@b2gold.com   kbromley@b2gold.com

Cautionary Statement

The reader is advised that the results summarized in this news release are intended to provide only an initial, high-level review of the project potential and expansion options. The initial mine plans and economic models include numerous assumptions and the use of Inferred Mineral Resources. The expansion study is preliminary in nature, and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no guarantee that Inferred Mineral Resources can be converted to Indicated or Measured Mineral Resources and, consequently, there is no guarantee the production estimates or project economics described herein will be achieved.

Forward-looking Statement

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades and sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the source and rates of plant feed; the significant, additional capital costs associated with building a second new plant for the 1 million+ tpa cases potentially becoming viable if the mineral resource can be expanded; El Limon Central zone mineralization continuing to be extended to the north, and remaining open to the north and at depth; and the results of El Limon expansion study being presented to the B2Gold Board, the timing thereof, and that decisions on specific expansion strategies and the timing for implementing such strategies being made at such time. Estimates of Mineral Resources and Reserves, including the recently announced Inferred Mineral Resource estimate for El Limon Central zone, are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production

decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace Mineral Reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any Mineral Resources or Reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or

opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates such measures.

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards. In particular, this news release refers to "mineral resources," "measured mineral resources," "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource," "measured mineral resource," "indicated mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Further, while NI 43-101 permits companies to disclose economic projections contained in pre-feasibility studies and preliminary economic assessments, which are not based on "reserves", U.S. companies are not normally permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.